SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of December, 2004
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                           ------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           ------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  DEALINGS BY DIRECTORS
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AMVESCAP PLC
IMMEDIATE RELEASE 31 DECEMBER 2004
CONTACT ANGELA TULLY  TEL: 020 7065 3652



      Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.


                                  AMVESCAP PLC
                              DEALINGS BY DIRECTORS

Executive Directors         Options granted               Total number of shares
                            at 319.25p on                 over which options
                            31 December 2004              held following this
                                                          notification

Charles W. Brady            200,000                              2,950,000
The Hon. Michael Benson     100,000                              1,300,000
Robert H. Graham            100,000                              1,350,000
Hubert L. Harris            100,000                              1,575,000
James Robertson             100,000                              1,175,000



Date of Notification  31 December 2004.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
                                        ------------------------------
                                                (Registrant)



Date  31 December, 2004                   By   /s/  Angela Tully
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                                                (Signature)

                                            Angela Tully
                                            Assistant Company Secretary